ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW. ROPESGRAY. COM

November 25, 2013	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Amy Miller

Re:	AllianzGI Equity & Convertible Income Fund

File No. 333-191818

Dear Ms. Miller:

I am writing on behalf of AllianzGI Equity & Convertible Income Fund (the “Fund” or “NIE”) to respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided to me during our phone conversation on November 19, 2013, regarding the Fund’s Registration Statement on Form N-14 8C, which was filed on October 21, 2013 (the “Registration Statement”). The Fund filed the Registration Statement in connection with the proposed reorganization of AllianzGI Global Equity & Convertible Income Fund (“NGZ” and, together with NIE, the “Funds”) with and into the Fund (the “Merger”).

Summaries of your comments and the Fund’s responses are set forth below. These responses have been reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed concurrently with this letter.

The following sets forth the Fund’s responses to the Staff’s comments.

Joint Prospectus/Proxy Statement

1.	Comment: In connection with the disclosure on page 5 of the Joint Prospectus/Proxy Statement stating that NGZ will restructure its investment portfolio by selling the majority of its non-U.S. holdings prior to the Merger, please disclose (i) the percentage of NGZ’s holdings that will be sold prior to the Merger, (ii) the estimated capital gains and losses resulting from such sales, and (iii) the estimated transaction costs of such sales.

Response: The requested disclosure has been added to the Joint Prospectus/Proxy Statement.

2.	Comment: In the table of expenses on page 5 of the Joint Prospectus/Proxy Statement, please replace the column heading “Combined Fund” with “NIE Pro Forma Combined Fund.”

Response: The requested change has been made.

3.	Comment: In the third paragraph under the heading “Principal Risk Factors—Risks Related to the Merger—Expenses,” please disclose the estimated cost of the Merger in dollars and the dollar amount of such costs expected to be allocated to each party.

Response: The requested disclosure has been added to the Joint Prospectus/Proxy Statement.

4.	Comment: In the Capitalization table on page 36 of the Joint Prospectus/Proxy Statement, please include the effect of the estimated expenses of the Merger in the pro forma capitalization column.

Response: The requested change has been made.

Statement of Additional Information

5.	Comment: The second sentence of the third paragraph on page 50 of the Statement of Additional Information states “In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” This sentence is contrary to the Staff’s position that privately issued mortgage-related securities represent an investment in an industry or group of related industries. Please remove this sentence or revise the disclosure to reflect the Staff’s position.

Response: The Fund has removed the referenced language from the Statement of Additional Information.

6.	Comment: In the Pro Forma Schedule of Investments, Statement of Assets and Liabilities and Statement of Operations, please change the column heading for the combined fund to “NIE Pro Forma Combined Fund.” Please make similar revisions where appropriate throughout the Registration Statement.

Response: The requested changes have been made.

7.	Comment: Please indicate in the disclosure that the Schedule of Investments, the Statement of Assets and Liabilities and the Statement of Operations included in the Pro Forma Financial Statements section are unaudited.

Response: The requested disclosure has been added.

8.	Comment: In the Notes to Pro Forma Financial Statements, in connection with the disclosure stating that NGZ will restructure its investment portfolio by selling the majority of its non-U.S. holdings prior to the Merger, please disclose whether restructuring NGZ’s portfolio is necessary to bring the combined fund into compliance with NIE’s investment restrictions and compliance guidelines.

Response: The requested disclosure has been added. In response to this Comment and Comment 11 below, the following disclosure has been added to Note 1 – Basis of Presentation:

Allianz Global Investors U.S. LLC (the “Sub-Adviser”) currently expects to sell a majority of NGZ’s non-U.S. securities prior to the consummation of the Merger. Based on NGZ’s assets as of August 31, 2013, Allianz Global Investors Fund Management LLC (“AGIFM” or the “Investment Manager”) and AGI U.S. expect that such repositioning of NGZ’s portfolio will involve the sale of approximately 30% of NGZ’s assets and will result in NGZ realizing a capital loss of approximately $30 million. AGIFM and AGI U.S. estimate that the commissions and related transaction costs associated with the repositioning will be approximately $82,000, all of which will be borne by NGZ. However, the effects of any such sales, including the Funds’ and the Pro Forma Combined Fund’s holdings as of July 31, 2013 and the transaction costs expected to be incurred in connection with such sales, are not reflected in the Pro Forma Financial Statements because the exact securities to be sold have not been finalized as of the date of this Statement of Additional Information. The sale of such securities is not required to bring the Pro Forma Combined Fund’s portfolio into compliance with NIE’s current investment restrictions and compliance guidelines.

9.	Comment: Please update the Schedule of Investments, the Statement of Assets and Liabilities, and the Statement of Operations to reflect the estimated costs of the Merger and include a footnote describing any pro forma adjustments.

Response: With respect to the Schedule of Investments, the Fund respectfully directs the Staff to the fourth paragraph of Note 1 – Basis of Presentation to the Notes to Pro Forma Financial Statements (see the disclosure provided in the response to Comment 8 above), which states “the transaction costs expected to be incurred in connection with such sales, are not reflected in the Pro Forma Financial Statements because the exact securities to be sold have not been finalized as of the date of this Statement of Additional Information.” Accordingly, the Fund is not including the effects of any estimated transaction costs in the pro forma financial statements or identifying specific securities in NGZ’s portfolio that may be sold prior to the Merger. Adjustments have been made to the Schedule of Investments, the Statement of Assets and Liabilities and the Statement of Operations to reflect the estimated costs of the Merger itself (not taking into account portfolio transaction costs), and appropriate footnotes have been added to such schedule and statements identifying the pro forma adjustments that have been made to reflect such costs.

10.	Comment: Please provide the analysis supporting the determination that NIE should be the accounting and investment performance survivor following the Merger in accordance with the Staff’s guidance provided in North American Security Trust, SEC No-Action Letter (pub. Avail. August 5, 1994).

Response: As specified in the e-mail sent by the undersigned to Ms. Amy Miller on Tuesday, November 19, 2013, at 11:35 a.m. ET, in accordance with relevant guidance from the Staff (see, North American Security Trust, SEC No-Action Letter (pub. Avail. August 5, 1994), it is anticipated that NIE will be the accounting “survivor” and that the performance history of NIE will survive as the performance record of the combined fund. This is due primarily to the following factors: NIE is the legal survivor in the transaction; the investment objective, policies and restrictions of the combined fund will be the same as those of NIE; the investment adviser and portfolio managers of the combined fund following the Merger will be the same as those that currently manage NIE; the combined fund will retain the expense structure and expense ratios of NIE (except to the extent such expense ratios are reduced as a result of the increased assets of the combined fund); NIE is larger than NGZ; and the portfolio composition of the combined fund post-Merger (after the restructuring of NGZ’s portfolio acquired in the Merger) will more closely resemble that of NIE, though there are currently similarities between the NGZ’s and NIE’s portfolios.

11.	Comment: In Note 1 to the Notes to Pro Forma Financial Statements, in connection with the disclosure stating that NGZ will restructure its investment portfolio by selling the majority of its non-U.S. holdings prior to the Merger, please disclose (i) the estimated capital gains and losses resulting from such sales and (ii) the estimated transaction costs of such sales.

Response: The requested disclosure has been added. Please see the response to Comment 8 above, which includes the revised disclosure.

12.	Comment: Please provide supplementally the forms of proxy ballots to be sent to shareholders of the Funds with the Joint Prospectus/Proxy Statement and confirm that such forms will be filed with Pre-Effective Amendment No. 1.

Responses: The Fund confirms that the forms of proxy ballots to be sent to shareholders of the Funds will be filed as appendices to the Joint Prospectus/Proxy Statement included in Pre-Effective Amendment No. 1 to the Registration Statement. Such forms were provided to the Staff supplementally on November 20, 2013.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Brian Shlissel

Thomas J. Fuccillo, Esq.

Wayne Miao, Esq.

David C. Sullivan, Esq.